February 13, 2008
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Indira Lall
Re:	Golfsmith International Holdings, Inc. Form 10-K for Fiscal Year Ended December 30, 2006 Filed March 30, 2007 File No. 000-52041

Dear Ms. Lall:
     On behalf of our client, Golfsmith International Holdings, Inc., a Delaware company (the “Company”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (the “Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2007, we are writing in response to the comments of the staff of the Commission (the “Staff”). The information included herein has been provided to us by management of the Company.
     Pursuant to the request of the Staff, we are writing to inform you that the Company undertakes that it will, in all future filings, fully disclose the involvement of its Chief Executive Officer (the “CEO”) in compensation decisions for the Company’s executive officers, focusing specifically on the scope of the CEO’s discussions with the compensation consultant.
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     If you have any questions concerning the foregoing, please contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754.

Sincerely,
/s/ White & Case LLP
White & Case LLP

cc:	Scott Wood, General Counsel, Golfsmith International Holdings, Inc.

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